Divakar Gupta +1 212 479 6474 dgupta@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Immunocore Holdings Limited in connection with Registration Statement on Form F-1 (File No. 333-252166)

January 21, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Alan Campbell
Mr. Jeffrey Gabor
Ms. Jenn Do
Ms. Mary Mast

RE:	Immunocore Holdings Limited
Registration Statement on Form F-1
File No. 333-252166

Ladies and Gentlemen:

On behalf of Immunocore Holdings Limited (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the filing by Company of a Registration Statement on Form F-1 with the Commission on January 15, 2021 (File No. 333‑252166) (the “Registration Statement”).

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. Sec.200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 1 212 479 6474 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range (the “Preliminary Price Range”) of $[***] per share to $[***] per American Depositary Share (“ADS”) for the Company’s proposed initial public offering (“IPO”), which takes into account a proposed [***]-for-[***] stock split of the Company’s ordinary shares and non-voting ordinary shares (“Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. The Company advises the Staff that it preliminarily estimates a pre-money valuation range of approximately $[***] million to $[***] million (the “Valuation Range”) for its proposed initial public offering (“IPO”). As described in the Registration Statement, the Company plans to effect a reorganization of its outstanding share capital (the “Reorganization”) subsequent to the effectiveness of the Registration Statement but prior to the closing of the IPO. In the Reorganization, all outstanding classes of the Company’s ordinary shares (its series A preferred shares, series B preferred shares, series C preferred shares and G shares, as explained in more detail below) will be exchanged for shares of a single class of ordinary shares. The exchange ratio of each individual class of ordinary shares will depend upon the actual pre-money valuation of the Company to be determined at pricing of the IPO.

Notwithstanding that the exact exchange ratio of each class of ordinary shares will not be known until the pricing of the IPO, the aggregate number of ordinary shares to be outstanding immediately prior to the issuance of the new ADSs in the IPO will have been calculated and will be set forth in the preliminary prospectus. The estimated price range for the ADSs to be offered in the IPO will be calculated as (a) the estimated valuation range at the time of the launch of the IPO divided by (b) the number of ordinary shares to be outstanding following the consummation of the Reorganization but prior to the issuance of the new ADSs in the IPO. This assumes that each ADS to be offered in the IPO will represent one ordinary share. The Company advises the Staff that the actual price range of the ADSs for the IPO will be, in accordance with Question 134.04 of the Staff’s Compliance and Disclosure Interpretations, no more than $2.00 per ADS, if the maximum price is $10 per ADS or less, or 20% of the maximum price per ADS, if the maximum price exceeds $10 per ADS.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Three
Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Board during the past 12 months, after giving effect to the Stock Split:

Grant Date	Number of Ordinary Shares Underlying Equity Awards Granted (#)	Exercise Price per Share (£)	Number of Class G Ordinary Shares Granted (#)	Third-Party Valuation Date	Estimated Fair Value Per Ordinary Share at Grant Date (£)	Estimated Fair Value Per Ordinary Share at Grant Date ($)[1]
April 30, 2020	[***]	[***]	[***]	February 28, 2020	[***]	[***]
May 4, 2020	[***]	[***]	[***]	February 28, 2020	[***]	[***]
June 3, 2020	[***]	[***]	[***]	February 28, 2020	[***]	[***]
June 10, 2020	[***]	[***]	[***]	February 28, 2020	[***]	[***]
October 30, 2020	[***]	[***]	[***]	October 28, 2020	[***]	[***]
November 10, 2020	[***]	[***]	[***]	October 28, 2020	[***]	[***]
November 16, 2020	[***]	[***]	[***]	October 28, 2020	[***]	[***]

As described in the Registration Statement and set out in its Articles of Association, the Company has six classes of share in issue (series A preferred shares, series B preferred shares, series C preferred shares, G shares and ordinary shares, with G shares being further categorized into G1 and G2 with no difference in terms among the G shares other than the relevant financial hurdle, which determines when the G shares are entitled to participate in the distribution of proceeds on a liquidity event). The G shares do not confer any voting or dividend rights on the holders.  The other classes of share rank equally with respect to voting rights. Holders of series A preferred shares, series B preferred shares and series C preferred shares are entitled to a non-cumulative annual 8% dividend if declared by the Company’s Board of Directors, which ranks in priority to the ordinary shares (the “Preference Dividend”). Any Preference Dividend, if declared, is paid first to the holders of series C preferred shares, then to the holders of series B preferred shares and finally, to the holders of series A preferred shares.  The series A preferred shares, series B preferred shares, the series C preferred shares and the ordinary shares rank equally with respect to dividends declared after the Preference Dividend.

Other than the right to receive dividends, the primary difference between the classes of shares relates to the assets to be distributed to that class in the event of the liquidation of the Company or with respect to liquidity event. In the event of a distribution of assets on liquidation or a return of capital, the surplus assets remaining after payment of the Company’s liabilities is to be applied first in paying to each holder of series C preferred shares an amount per share held equal to $91.05; second in paying to each holder of series B preferred shares an amount per share held equal to £96.19; third in paying to each holder of series A preferred shares an amount per share equal to £120.93; fourth in paying to each holder of ordinary shares an amount per share equal to £64; fifth in paying to each holder of ordinary shares and G2 shares an amount per share equal to the difference between £64 and £170; and sixth in paying to each holder of ordinary shares, G1 shares and G2 shares any remaining amounts on a pro rata basis.  Holders of series C preferred shares, series B preferred shares and series A preferred shares are entitled to receive the higher of the amount they would receive pursuant to the order of priority described above or if they converted their series C preferred shares, series B preferred shares and/or series A preferred shares (as the case may be) into ordinary shares.

The order of priority described above in relation to the distribution of assets by the Company following a liquidation of the Company or on a return of capital also replies to the allocation of consideration in the event of the sale of shares in the Company representing a controlling interest (as between the shareholders participating in the sale only).

1 Amounts expressed in dollars based on British pounds sterling to U.S. dollar exchange rate as of the applicable grant date.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Four
In the event an employee who previously received G1 or G2 shares ceases to provide services to the Company, up to 100% of such shares can be repurchased by the Company for nominal value, with such percentage varying depending on the circumstances of termination.

Based on the liquidation preferences described above, the G1 shares have no value unless the liquidity event yields proceeds of at least £[***] (or approximately $[***] based on the exchange rate as of December 31, 2020), and the G2 shares have no value unless the liquidity event yields proceeds of at least £[***] (or approximately $[***] based on the exchange rate as of December 31, 2020).

Historical Determinations of Fair Value of Ordinary Shares

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the ordinary shares has been determined by the Board as of the date of each share grant, with input from management, considering the Company’s most recent arm’s-length sale of its ordinary shares or third-party valuation of its ordinary shares, as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent sale of ordinary shares or third-party valuation through the date of the grant, including:

•	the relative liquidation preferences of the ordinary shares;

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the ordinary shares;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The third-party valuations of the Company’s ordinary shares that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its ordinary shares.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Five

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital shares to determine the fair value of its ordinary shares at each valuation date.

•
Option Pricing Method (OPM). The OPM estimates the value of the share capital of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of ordinary shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred shares, as well as their rights to participation, and the share prices of the outstanding options. Thus, the value of the ordinary shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the ordinary shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”). We have also included a discount for lack of control (“DLOC”).

•
Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•
Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In the course of granting options and G shares as well as preparing for its IPO, the Company obtained third-party valuations of its ordinary shares as of February 28, 2020 and October 28, 2020. The third-party valuations resulted in the following valuations of the Company’s ordinary shares, after giving effect to the proposed Stock Split:

•	£[***] per share as of February 28, 2020; and

•	£[***] per share as of October 28, 2020.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Six
The third-party valuations of the ordinary shares were prepared using the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is calculated using an option-pricing method (“OPM”). The OPM treats the various classes of shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, a class of ordinary shares has value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences for that class at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of each class of shares based upon an analysis of future values for the company, assuming various outcomes. The ordinary share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares.

February 28, 2020 Valuation; April 2020 through June 2020 Option Grants and G Shares

The option pricing method (“OPM”) was utilized for the independent third-party valuation of the Company’s ordinary shares as of February 28, 2020. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The Company used considered a current-value method (“CVM”) based on the discounted cash flow (“DCF”) Company value of £[***] million to allocate the equity value among the various classes of shares.

For the February 28, 2020 valuation, the Company estimated the fair value of the ordinary shares by using the PWERM. The PWERM addressed two main probability-weighed scenarios: (1) an exit scenario in the form of a sale of the Company, based on three trading scenarios of high, medium and low cases forecast revenues, weighted at an aggregate of [***]%; and (2) a fourth scenario where the Company fails to perform and is in liquidation, weighted at a low probability of [***]%. A combined DLOM and DLOC of [***]% was used for the February 28, 2020 valuation. The OPM indicated the value of the Company’s ordinary shares to be £[***] per share as of February 28, 2020.

On April 30, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share. On that same date, the Company also granted [***] G shares covering an aggregate of [***] ordinary shares issuable upon conversion of the G shares.  The Board determined the fair value at the time of these grants was £[***] per share based on a number of factors, including the February 28, 2020 valuation. The Company determined that there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value from the February 28, 2020 valuation.

On May 4, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share.

On June 3, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share.

On June 10, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share. On that same date, the Company also granted [***] G shares covering an aggregate of [***] ordinary shares issuable upon conversion of the G shares.

Between May 4, 2020 and June 10, 2020, the Company engaged in extensive discussions with potential investors in connection with a potential private financing raise but was unable to secure a lead investor and also considered a number of potential alternatives to continue funding the Company.  As a result, the Company determined that there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. Accordingly, the Company continued to use a fair value of £[***] per ordinary share for equity grants through that date.

October 28, 2020 Valuation; October 30, 2020 through November 2020 Option Grants

The Company obtained an updated valuation of its ordinary shares as of October 28, 2020 as it held its IPO organizational meeting on October 12, 2020, which gave the Company some visibility into the probability and timing of a potential IPO. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotech IPO market cooling, fatigue from institutional investors, the effects of the COVID-19 pandemic, or other development setbacks could materially impact the viability of the Company's IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Seven
The OPM was utilized for the independent third-party valuation of the Company’s ordinary shares as of October 28, 2020. The Company used considered a CVM based on the DCF Company value of £[***] million to allocate the equity value among the various classes of shares. The Company estimated the fair value of the ordinary shares by using the PWERM. The PWERM addressed an exit scenario in the form of an IPO, based on three trading scenarios of (1) a high case of a direct IPO at £[***] million, weighted at [***]%, (2) a medium case of a direct IPO at £[***] million, weighted at [***%, and (3) a low case of an IPO through a special purpose acquisition company at £[***] million, weighted at [***]%. A combined DLOM and DLOC of [***]% was used for the October 28, 2020 valuation. The OPM indicated the value of the Company’s ordinary shares to be £[***] per share as of October 28, 2020.

On October 30, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share.

On November 10, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share.

On November 16, 2020, the Company granted options to purchase an aggregate of [***] ordinary shares at an exercise price of £[***] per share.

Between October 30, 2020 and November 16, 2020, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. During this time, the Company continued to face difficulty in securing a lead investor for a proposed private financing raise, including receiving feedback from potential investors of proposed valuations lower than the October 28, 2020 valuation. Accordingly, the Company continued to use a fair value of £[***] per ordinary share for equity grants through that date.

Subsequent to November 16, 2020, the Company received positive results from the Phase 3 clinical trial of its lead product candidate, tebentafusp, which it publicly reported on November 23, 2020. Importantly, it was only after this information regarding its Phase 3 clinical trial was released, that the Company was able to close a private financing in December 2020 with a pre-money valuation of $[***] million. In the financing, the Company sold an aggregate of [***] series C preferred shares, or [***] post-split shares, at a purchase price of $[***] per share, or $[***] post-split per share, which only represents a [***]% increase from the October 28, 2020 valuation and also partly reflects fluctuation in currency exchange rates.

Explanation of Difference Between Fair Value of Ordinary Shares as of November 16, 2020 and the Midpoint of the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the November 16, 2020 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its ordinary shares as of October 28, 2020 that indicated that the fair value of the ordinary shares on that date was $[***] per share, which is only a [***]% discount from the bottom of the Preliminary Price Range.

To the extent that the Company makes any further equity awards after the date of this letter but prior to the completion of the IPO, it expects that the exercise price per share will be no less than the midpoint of the actual price range for the IPO.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its ordinary shares for option grant purposes, as determined by the Board on November 16, 2020, and the Preliminary Price Range is in part attributable to the fact that the valuations for option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the November 16, 2020 option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range recommended by the Company’s underwriters; (3) the 180-day lock-up agreement to which the shares underlying the Company’s options will be subject following the IPO; (4) the Preliminary Price Range assumes the Reorganization; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; (6) the Preliminary Price Range reflects the increase in value resulting from the Company’s positive Phase 3 clinical trial results for tebentafusp; (7) the completion of the series C preferred financing strengthened the Company’s balance sheet and increased the probability of success of an IPO; and (8) completion of the IPO would further strengthen the Company’s balance sheet, provide the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s ordinary shares compared to that of a private company.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Eight
Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its ordinary shares as determined by the Board as of November 16, 2020 is consistent with the Company’s and the Representatives’ preliminary estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s ordinary shares in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its option grants and G Shares during the past 12 months were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ordinary shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 55 Hudson Yards, New York, New York 10001.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

January 21, 2021 Page Nine
If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +1 212 479 6474 or Courtney Thorne at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:	Brian Di Donato, Immunocore Holdings Limited
Lily Hepworth, Immunocore Holdings Limited
Eric W. Blanchard, Cooley LLP
Courtney T. Thorne, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. Sec. 200.83.

Cooley LLP   55 Hudson Yards   New York, NY   10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com